Vinyl Products, Inc.
2210 S. Ritchey St.
Santa Ana, CA 92705
Phone (714) 210-8888 Fax (714) 210-8880
www.VinylFenceCo.com

December 7, 2010

United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 3030
Washington, DC 20549
Mail Stop 05-05
Washington, DC  20549

Re:	Vinyl Products, Inc., Commission File No. 333-158254
Application For Withdrawal on Form RW pursuant to
Rule 477 of the Securities Act of 1933 of the Registration Statement on Form S-1

Dear Sir or Madam:

On September March 27, 2009, Vinyl Products, Inc., a Delaware corporation (the “Company”), filed a registration statement on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 of Regulation C promulgated by the Commission under the Securities Act of 1933 (the “Act”), the Company hereby respectfully applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto.

The Company confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Because all of the outstanding common stock of the Company is held of record by fewer than 300 persons, the Company is also filing a Form 15 to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-4(a)(1) thereunder.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives a notice from the Commission that this application will not be granted.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the Company’s counsel, Christine B. Wessel, Esq. of Manderson Schafer & McKinlay, LLP, at (949) 788-1037.

Respectfully submitted,

VINYL PRODUCTS, INC.

/s/ Gordon Knott

Gordon Knott
President